SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARSH & MCLENNAN COMPANIES, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN US$38.68 PER
SHARE
(TITLE OF CLASS OF SECURITIES)

(CUSIP NUMBER OF CLASS OF SECURITIES)

PETER J. BESHAR
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
MARSH & MCLENNAN COMPANIES, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2774
(212) 345-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
RICHARD D. TRUESDELL, JR.
DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4674

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$159,383,359	$18,759.42

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 47,952,135 shares of common stock of Marsh & McLennan Companies, Inc. having an aggregate value of $159,383,359 as of May 18, 2005, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,759.42	Filing party: Marsh & McLennan Companies, Inc.
Form or Registration No.: Schedule TO-I.	Date Filed: May 20, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

     This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission (the "Commission") on May 20, 2005 and amended on June 9, 2005 and on June 17, 2005 by Marsh & McLennan Companies, Inc., a Delaware Corporation ("MMC"), relating to an offer to eligible employees by MMC to exchange options with an exercise price equal to or greater than US$38.68 per share (the "options") to purchase shares of MMC's common stock, par value $1.00 per share ("common stock"), outstanding under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan, the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan and any applicable predecessor plans, as amended (the "Plans"), and held by eligible employees, for new options (the "new options") to purchase shares of MMC's common stock to be granted under the Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated May 23, 2005, as amended (the "offer to exchange"), and the related MMC Stock Option Exchange Form (the "election form" and, together with the offer to exchange, as they may be amended from time to time, the "offer").

     This Amendment No. 3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the offer, a copy of which was previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated herein by reference.

ITEM 12.

            Item 12 is hereby amended and supplemented by adding the following:

            "Exhibit (a)(1)(xxiv)       Reminder Communication and Notice to Certain Eligible MMC Option Holders, to be delivered on or around June 29, 2005"

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2005	MARSH & MCLENNAN COMPANIES, INC.

	By:	/s/ Bart Schwartz

Name: Bart Schwartz
Title: Vice President and Deputy General Counsel